UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia sells shares in Marius Pedersen Group

Veolia has signed an agreement with Entreprenør Marius Pedersens Fond (Marius Pedersen Foundation) for the sale of its 65% stake in Marius Pedersen Group, which provides solid waste management services in Denmark, the Czech Republic and Slovakia, for €240 million.

This transaction will contribute to Veolia’s debt reduction by the amount of the divestment in 2014. It is part of Veolia’s development strategy and geographic refocusing in areas where the Group can bring higher value to its clients and stakeholders, as defined by Chairman and Chief Executive Officer Antoine Frérot at end 2011.

Closing of the transaction is expected in the coming weeks and is subject to the approval of the Danish Commercial Foundations Supervisory Authorities.

Marius Pedersen Foundation is already the owner of the remaining 35% of Marius Pedersen Group.

.....

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com

(*) Excluding Transdev employees and revenue currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Media Relations Laurent Obadia Sandrine Guendoul Stéphane Galfré Tel.+ 33 1 71 75 12 52 sandrine.guendoul@veolia.com	Analysts & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel. + 33 1 71 75 12 23 / 06 00 Terri Anne Powers (United States) Tel. + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 10, 2014

VEOLIA ENVIRONNEMENT

By:  /s/ Antoine Frérot
Name: Antoine Frérot

Title: General Counsel